Form 10-K, Exhibit 13
period 1996-12-31
NATIONAL SURGERY CENTERS INC \DE\
filed 1997-03-27
CIK 1000756

                                 Exhibit 13.1


                   SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS

                                                                      Years ended December 31,
                                                -----------------------------------------------------------------
                                                    1996          1995         1994          1993         1992
-----------------------------------------------------------------------------------------------------------------
                                                         (In thousands, except per share and center data)
STATEMENTS OF OPERATIONS DATA(1):
  Net revenue                                   $  77,359      $ 53,165      $ 41,707      $ 35,230      $18,894
  Writedown of goodwill(2)                             --            --            --       (50,871)          --
  Operating income (loss)(2)                       17,205        10,237         7,566       (44,385)       2,827
  Interest expense                                  2,616         4,139         4,186         4,016        1,778
  Income (loss) before income
    taxes and extraordinary item(2)                11,993         5,080         2,511       (49,463)         319
  Income (loss) before extraordinary item(2)        7,377         3,099         1,493       (43,236)           2
  Net income (loss)(2)                              6,914         2,846         1,120       (43,236)           2
  Income (loss) per share:
    Before extraordinary item(2)                 $   0.75      $   0.57      $   0.35      $(11.35)      $  0.00
    Extraordinary item                              (0.05)        (0.05)        (0.09)           --           --
-----------------------------------------------------------------------------------------------------------------
    Net income (loss)(2)                         $   0.70      $   0.52      $   0.26      $(11.35)      $  0.00
=================================================================================================================
  Weighted average number of common
    and common equivalent shares outstanding        9,817         5,457         4,269         3,810        2,987

GENERAL DATA:
  Centers at end of year                               32            16            14            12           10
  Cases(3)                                         84,970        53,460        43,419        38,113       22,234
  Net revenue per case(3)                       $     910      $    994      $    961      $    924      $   850
  Operating margin(4)                                22.2%         19.3%         18.1%         18.4%        15.0%

SAME CENTER DATA(5):
  Net revenue growth                                 16.0%         12.6%         11.7%         22.8%         n/a
  Case growth                                        13.1%          9.1%          6.6%         12.3%         n/a
  Net revenue per case growth                         2.6%          3.2%          4.8%          9.4%         n/a

BALANCE SHEET DATA(1):
  Working capital                               $  59,968      $ 22,145      $  6,300      $  2,789      $ 4,845
  Total assets                                    142,252        82,287        56,954        49,393       87,046
  Long-term debt, less current installments         6,990        17,005        38,200        41,882       38,982
  Shareholders' equity (deficit)                  117,669        48,192         6,724        (3,134)      39,950


(1) The Company's financial statements for the periods presented are not strictly comparable due to the significant effect that acquisitions have on such statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Operating results for the year ended December 31, 1993, include a non-recurring charge of approximately $50.9 million ($43.8 million after tax benefit), principally incurred in connection with the writedown of goodwill.
(3) Excludes data from three centers in which the Company has a minority ownership position.
(4) Excludes effects of goodwill writedown for the year ended December 31, 1993.
(5) Same center data is calculated based on centers that the Company operated for all of both the current and prior year periods.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

The Company's growth has resulted primarily from the acquisition and development of ambulatory surgery centers. The Company currently operates a network of 32 ambulatory surgery centers, including three centers in which the Company has a minority ownership position. The Company's acquisitions have been funded with cash, debt, convertible notes and shares of common stock. Additionally, the Company has increased surgical capacity at existing centers by adding additional operating rooms and has expanded its ability to perform higher acuity and more complex cases by offering extended recovery in twelve of its twenty-one multi-specialty centers.

         During 1996, the Company has continued to execute its strategy for growth in addition to other activities which have continued to enhance its financial condition. Some of the key activities during the year included:

         - Acquired six multi-specialty surgery centers (including one center in which it acquired a minority interest) and two companies which operated specialty endoscopy centers.

         -        Developed a specialty endoscopy center.

         - Declared a 3-for-2 stock split for all holders of record of its common stock on May 15, 1996, which was effected as a stock dividend on May 31, 1996.

         - Converted $6,699,000 million of its convertible notes into 512,039 shares of common stock and redeemed $71,000 principal of such notes.

         - Completed a public offering of 2.42 million shares of common stock at $24.25 per share. In conjunction with this offering, the Company prepaid $9.2 million in debt.

         - Divested its interest in two centers, including one multi-specialty and one specialty endoscopy center.

During 1995, the Company renewed its strategy for growth by increasing its activity for the acquisition and development of ambulatory surgery centers. Some of the key activities during the year included:

         - Acquired three multi-specialty surgery centers (including one center in which it acquired a minority interest).

         - Completed a public offering of 3.45 million shares of common stock at $12.00 per share. In conjunction with the offering, the Company prepaid $20.0 million of 10.5% subordinated debentures.

         Because of the financial impact of the Company's recent acquisitions and development and other financial related activities, it is difficult to make meaningful comparisons between the Company's financial statements for the fiscal years presented. In addition, due to the limited number of operating surgery centers, each additional center acquired or developed can affect the overall operating margin of the Company. Upon the acquisition of a surgery center, the Company has typically implemented certain steps to improve operating margins. The impact of such actions and of other activities to improve operating margins may not occur immediately. Consequently, the financial performance of an acquired surgery center may adversely affect overall operating margins in the near-term. As the Company makes additional surgery center acquisitions, the Company expects that this effect will be mitigated by the expanded financial base of existing surgery centers.

         The Company's principal source of revenue is a facility fee charged for surgical procedures performed in its surgery centers. This fee varies depending on the procedure performed, but usually includes all charges for operating room usage, special equipment usage, supplies, recovery room usage, nursing staff and medications. Facility fees do not include the charges of the patient's surgeon, anesthesiologist or other attending physicians, which are billed directly by such physicians. For those surgery centers providing extended recovery care, an additional fee is typically charged for an overnight stay. This fee generally includes a flat fee for post-operative care and may include itemized amounts for medications and other supplies.

         The Company receives payments for services rendered to patients from private insurers, (HMOs, PPOs), the patients directly and governmental payors, including Medicare and Medicaid. In many instances, the Company has agreed with certain payors to provide services at discounted prices. The Company charges for services rendered on a fee-for-service basis and may in the future enter into capitation agreements with payors whereby the Company may share some of the financial risk of delivering health care services. The sources and amounts of the Company's revenues derived from its surgery centers are determined by a number of factors, including the number of patient procedures performed, the mix of patient procedures and the rates of reimbursement among payor categories. Generally, private insurance reimbursement is greater than HMO/PPO reimbursement which, in turn, is greater than Medicare and Medicaid reimbursement. Changes in the Company's payor mix can significantly affect its profitability. The following table provides certain information concerning the Company's payor mix during the periods indicated:

                                                              Years ended December 31,
                                                             ----------------------------
                                                              1996     1995      1994
-----------------------------------------------------------------------------------------
PAYOR                                                       (percentage of gross revenue)
Medicare/Medicaid                                             38.2%     38.4%     39.7%
HMO/PPO                                                       28.7      27.2      22.7
Private insurance, discounted fee for service and other       33.1      34.4      37.6
-----------------------------------------------------------------------------------------
                                                             100.0%    100.0%    100.0%
=========================================================================================

RESULTS OF OPERATIONS

The following table sets forth certain consolidated financial data as a percentage of net revenue for the periods indicated:

                                                             Years ended December 31,
                                                          ------------------------------
                                                            1996       1995      1994
----------------------------------------------------------------------------------------
                                                           (percentage of net revenue)
Net revenue                                                100.0%     100.0%     100.0%
Costs and expenses:
  Operating expenses                                        65.6       69.6       71.1
  General and administrative expenses                        4.7        4.4        4.6
  Depreciation and amortization expense                      7.5        6.7        6.2
----------------------------------------------------------------------------------------
    Total costs and expenses                                77.8       80.7       81.9
----------------------------------------------------------------------------------------
    Operating income                                        22.2       19.3       18.1
----------------------------------------------------------------------------------------
Other (income) expenses:
  Interest expense                                           3.3        7.8       10.0
  Interest income                                           (0.9)      (0.5)      (0.4)
  Minority interests                                         4.7        2.6        2.5
  Other, net                                                (0.4)      (0.1)        --
----------------------------------------------------------------------------------------
    Total other expenses                                     6.7        9.8       12.1
----------------------------------------------------------------------------------------
Income before income taxes and extraordinary item           15.5        9.5        6.0
Provision for income taxes                                   6.0        3.7        2.4
----------------------------------------------------------------------------------------
Income before extraordinary item                             9.5        5.8        3.6
Early extinguishment of debt, net of applicable taxes       (0.6)      (0.5)      (0.9)
----------------------------------------------------------------------------------------
Net income                                                   8.9%       5.3%       2.7%
========================================================================================

YEARS ENDED DECEMBER 31, 1996 AND 1995

Net Revenue. Net revenue is net of provisions for contractual adjustments and doubtful accounts. Net revenue increased 45.5% to $77.4 million in 1996 from $53.2 in 1995. Same center net revenue increased 16.0% due to a 13.1% increase in cases combined with a 2.6% increase in net revenue per case to $1,017 from $991. Of the remaining increase in net revenue, $12.5 million resulted from centers acquired in 1996. Additionally, during 1996, the Company divested two centers which had revenues of $2.1 million. Overall payor mix, as a percentage of gross revenue, changed with private insurance and discounted fee for service decreasing to 33.1% from 34.4%, HMO/PPO increasing to 28.7% from 27.2% and Medicare/Medicaid decreasing to 38.2% from 38.4%.

Operating Expenses. Operating expenses include salaries and benefits, drugs and medical supplies, utilities, marketing and maintenance costs and rent expense of the centers. Operating expenses increased 37.1% to $50.7 million in 1996 from $37.0 million in 1995. As a percentage of net revenues, operating expenses decreased to 65.6% in 1996 from 69.6% in 1995 as a result of continued expense efficiencies resulting from strong same-center growth and the effect of acquired centers, particularly the specialty endoscopy centers, which have operating expenses slightly below the Company's overall average.

General and Administrative Expenses. General and administrative expenses include only corporate-level expenses and do not include any center-level administrative expenses. General and administrative expenses increased 52.2% to $3.6 million in 1996 from $2.4 million in 1995. The increase in terms of overall dollars is primarily attributable to additional personnel to handle the management of the centers acquired or developed during 1996 as the total network of centers doubled from sixteen to thirty-two. The Company believes that as same center cases and revenues increase and if, as the Company anticipates, additional acquisitions are made or centers are developed, further leverage of existing management will occur and general and administrative expenses will decline as a percentage of revenues.

Depreciation and Amortization Expense. Depreciation and amortization expense increased 62.9% to $5.8 million in 1996 from $3.6 million in 1995. The increase in depreciation and amortization expense resulted primarily from centers acquired in 1996 and includes amortization of deferred development costs associated with the specialty endoscopy centers which are being amortized over a two year period.

Interest Expense. Interest expense decreased 36.8% to $2.6 million in 1996 from $4.1 million in 1995. The decrease in interest expense was primarily the result of the repayment of the $20.0 million subordinated debt in November 1995 with proceeds from the initial public offering and the conversion of $6.7 million of convertible notes during the second half of 1996. As a percentage of net revenue, interest expense decreased to 3.3% in 1996 from 7.8% in 1995.

Interest Income. Interest income increased 157.2% to $715,000 in 1996 from $278,000 in 1995. The increase in interest income is primarily attributable to investment of excess proceeds from the November 1995 initial public offering and the October 1996 public offering which were invested in tax-exempt or other short-term investments.

Minority Interests. Minority interests include the limited partners' ownership share in the earnings (losses) of the operating center partnerships. Minority interests increased 163.0% to $3.6 million in 1996 from $1.4 million in 1995. The increase in minority interests resulted primarily from improved operating performance at existing surgery centers and the acquisition or development of 16 centers in 1996 which are operating as limited or general partnerships.

Provision for Income Taxes. Provision for income taxes increased 133.0% to $4.6 million in 1996 from $2.0 million in 1995. The effective tax rate decreased to 38.5% in 1996 from 39.0% in 1995 due to effects of increased tax-exempt interest income in 1996.

YEARS ENDED DECEMBER 31, 1995 AND 1994

Net Revenue. Net revenue increased 27.5% to $53.2 million in 1995 from $41.7 in 1994. Same center net revenue increased 12.6% due to a 9.1% increase in cases combined with a 3.2% increase in net revenue per case to $988 from $957. Of the remaining increase in net revenue, $5.5 million resulted from the development of two surgery centers that opened in the third quarter of 1994 and $1.5 million resulted from centers acquired in 1995. Effective January 1, 1995, the Company closed its surgery center in Phoenix, Arizona which had revenue of $450,000 in 1994. Overall payor mix, as a percentage of gross revenue, changed with private insurance and discounted fee for service decreasing to 34.4% from 37.6%, HMO/PPO increasing to 27.2% from 22.7% and Medicare/Medicaid decreasing to 38.4% from 39.7%.

Operating Expenses. Operating expenses increased 24.7% to $37.0 million in 1995 from $29.6 million in 1994. Of the increase in operating expenses, $4.4 million resulted from the two developed centers. As a percentage of net revenue, operating expenses decreased to 69.6% in 1995 from 71.1% in 1994. Excluding the two development surgery centers, operating expenses would have decreased to 66.1% of net revenue for 1995 from 68.6% in 1994.

General and Administrative Expenses. General and administrative expenses increased 23.2% to $2.4 million in 1995 from $1.9 million in 1994.

Depreciation and Amortization Expense. Depreciation and amortization expense increased 39.2% to $3.6 million in 1995 from $2.6 million in 1994. Of the increase in depreciation and amortization expense, $672,000 resulted from the two development centers and includes deferred development costs which are being amortized over a two-year period.

Interest Expense. Interest expense decreased 1.1% to $4.1 million in 1995 from $4.2 million in 1994. The decrease in interest expense was primarily the result of the repayment of the $20.0 million subordinated debt in November 1995 with proceeds from the initial public offering.

Minority Interests. Minority interests increased 34.6% to $1.4 million in 1995 from $1.0 million in 1994. This increase in minority interests resulted from improved operating performance and one center formed as a partnership in 1994.

Provision for Income Taxes. Provision for income taxes increased to $2.0 million in 1995 from $1.0 million in 1994. The effective tax rate decreased to 39.0% in 1995 from 40.5% in 1994 due primarily to the effects of non-deductible goodwill amortization in 1994.

SEASONALITY

The Company's business experiences some degree of seasonality because patients have some degree of discretion in scheduling elective surgery. Accordingly, surgical procedures at the Company's centers are lower in the first and third quarter. The first quarter tends to be lower due to beginning of the year deductibles while the third quarter reflects the effects of vacations taken by both patients and physicians. Although the Company's growth and development of centers may obscure the effects of seasonality in the Company's financial results, the Company's first and third quarters generally reflect lower net revenue on a same center basis when compared to the Company's second and fourth quarters. For example, for the centers owned and operated during the entire twelve months of 1996, net revenue for the first, second, third and fourth quarters was 23.8%, 25.3%, 24.5% and 26.4% as a percentage of net revenue for the year.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flow from operations increased to $9.1 million in 1996 from $7.6 in 1995. In October 1996, the Company completed a second public offering of 2,415,511 shares of common stock at $24.25 per share (the "Offering"). The net proceeds from the Offering, after deducting applicable issuance costs and expenses, were $54.9 million. The proceeds were used to repay $9.2 million in debt and capital leases, with excess funds to be used for general corporate purposes. The Company's cash flow from operations combined with net proceeds from the Offering and sale of short-term investments were used primarily to finance acquisitions and developments of $17.9 million, capital expenditures of $5.1 million, purchases of short-term investments of $41.6 million and repayment of long-term debt of $13.2 million, including $9.2 million of which was early retirement of debt.

         The Company expects that its principal use of funds in the near future will be in connection with acquisition and development of centers, working capital requirements, debt repayments and purchases of property and equipment. The Company expects that the excess proceeds from the Offering, cash generated from operations and available credit borrowings will be adequate to provide for the Company's cash requirements for at least the next twelve months, unless the rate of acquisitions significantly increases beyond current expectations. No assurances can be given that such proceeds, cash and borrowings will be sufficient to provide for the Company's cash requirements beyond the next twelve months. At December 31, 1996, the Company had working capital of $60.0 million including cash, cash equivalents and short-term investments of $51.3 million, as compared to working capital of $22.1 million including cash, cash equivalents and short-term investments of $22.8 million at December 31, 1995.

         The Company has a loan agreement (the "Loan Agreement") with Bank of America, Illinois which currently provides for revolving and term loans of up to $20.0 million, to be used by the Company for acquisitions and development of surgery centers and related businesses. As of December 31, 1996, no amount was outstanding under the Loan Agreement. Loans under the Loan Agreement are secured by substantially all the assets of the Company (including the capital stock or partnership units of the Company's subsidiaries) and mature on June 30, 2000. The Loan Agreement provides for equal quarterly principal payments which occur over a five year period based on the timing of the borrowings under the Loan Agreement. Loans under the Loan Agreement are denominated at the Company's option as either Eurodollar Tranches (loans bearing interest at a rate 1.25% above the London Interbank Offered Rate) or Base Rate Tranches (loans bearing interest at 0.25% above the prime rate for U.S. commercial loans) subject to adjustment in certain circumstances.

                        CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)

                                                               Years ended December 31,
                                                         ----------------------------------
                                                            1996        1995         1994
-------------------------------------------------------------------------------------------
Net revenue                                              $ 77,359     $ 53,165     $ 41,707
Costs and expenses:
  Operating expenses                                       50,720       36,982       29,648
  General and administrative expenses                       3,599        2,365        1,920
  Depreciation and amortization expense                     5,835        3,581        2,573
-------------------------------------------------------------------------------------------
    Total costs and expenses                               60,154       42,928       34,141
-------------------------------------------------------------------------------------------
      Operating income                                     17,205       10,237        7,566
Other (income) expenses:
  Interest expense                                          2,616        4,139        4,186
  Interest income                                            (715)        (278)        (180)
  Minority interests                                        3,634        1,382        1,027
  Other, net                                                 (323)         (86)          22
-------------------------------------------------------------------------------------------
    Total other expenses                                    5,212        5,157        5,055
-------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item          11,993        5,080        2,511
Provision for income taxes                                  4,616        1,981        1,018
-------------------------------------------------------------------------------------------
Income before extraordinary item                            7,377        3,099        1,493
Early extinguishment of debt, net of applicable taxes        (463)        (253)        (373)
-------------------------------------------------------------------------------------------
Net income                                               $  6,914     $  2,846     $  1,120
===========================================================================================

Income per share:
Primary:
  Before extraordinary item                              $   0.75     $   0.57     $   0.35
  Extraordinary item                                        (0.05)       (0.05)       (0.09)
-------------------------------------------------------------------------------------------
  Net income                                             $   0.70     $   0.52     $   0.26
===========================================================================================
Fully diluted:
  Before extraordinary item                              $   0.73     $   0.54     $   0.35
    Extraordinary item                                      (0.05)       (0.04)       (0.09)
-------------------------------------------------------------------------------------------
  Net income                                             $   0.68     $   0.50     $   0.26
===========================================================================================
Weighted average number of common and common
  equivalent shares outstanding:
  Primary                                                   9,817        5,457        4,269
  Fully diluted                                            10,370        5,711        4,269

             The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                            CONSOLIDATED BALANCE SHEETS
                           (in thousands, except shares)

                                                                               December 31,
                                                                         ---------------------
                                                                            1996         1995
----------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                              $  9,721     $ 14,653
  Short-term investments                                                   41,614        8,190
  Accounts receivable (less allowance for uncollectible accounts
     of $1,723 and $1,167)                                                 13,223        8,764
  Inventories                                                               2,548        2,154
  Prepaid expenses                                                          2,383          581
  Other current assets                                                        724          259
----------------------------------------------------------------------------------------------
                                                                           70,213       34,601
----------------------------------------------------------------------------------------------
Property and equipment                                                     44,167       32,310
  Less accumulated depreciation and amortization                          (10,805)      (6,758)
----------------------------------------------------------------------------------------------
                                                                           33,362       25,552
----------------------------------------------------------------------------------------------
Other assets:
  Excess of purchase price over net assets acquired (less accumulated
     amortization of $2,045 and $1,295)                                    32,181       16,446
  Deferred income taxes                                                     3,074        4,425
  Other long-term assets                                                    3,422        1,263
----------------------------------------------------------------------------------------------
                                                                           38,677       22,134
----------------------------------------------------------------------------------------------
                                                                        $ 142,252     $ 82,287
==============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt                                $   3,464     $  7,069
  Accounts payable and accrued expenses                                     6,781        5,387
----------------------------------------------------------------------------------------------
                                                                           10,245       12,456
----------------------------------------------------------------------------------------------
Long-term debt, less current installments:
  Long-term debt                                                            6,353       11,028
  Convertible notes                                                           637        5,977
----------------------------------------------------------------------------------------------
                                                                            6,990       17,005
----------------------------------------------------------------------------------------------
Other long-term liabilities                                                   703          449
Minority interests                                                          6,645        4,185
Shareholders' equity:
  Preferred stock, $.01 par value; authorized 10,000,000 shares;
     no shares issued and outstanding                                          --           --
  Non-voting common stock, $.01 par value; authorized 10,000,000
     shares; issued and outstanding 654,313 shares                              6            6
  Common stock, $.01 par value; authorized 20,000,000 shares;
     issued and outstanding 11,278,995 and 4,971,118 shares                   113           50
  Additional paid-in capital                                              150,314       87,814
  Accumulated deficit                                                     (32,764)     (39,678)
----------------------------------------------------------------------------------------------
                                                                          117,669       48,192
----------------------------------------------------------------------------------------------
                                                                        $ 142,252     $ 82,287
==============================================================================================

             The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                  CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                                   (in thousands)


                                                         Common Stock
                                                 ---------------------------------
                                                 Number           Amount             Additional                    Total
                                                   of       ----------------------     paid-in     Accumulated    equity
                                                 shares      Voting     Non-voting     capital       deficit     (deficit)
--------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994                        7,592     $ 40,510     $     --     $      --     $(43,644)    $ (3,134)
  Net income                                         --           --           --            --        1,120        1,120
  Stock issued, net of issuance costs             2,476        2,093        8,232            --           --       10,325
  Stock issued in connection with
    acquisitions                                     35          280           --            --           --          280
  Repurchase of stock                              (257)      (2,055)          --            --           --       (2,055)
  Issuance of warrants                               --          188           --            --           --          188
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                      9,846       41,016        8,232            --      (42,524)       6,724
  Net income                                         --           --           --            --        2,846        2,846
  Stock issued, net of issuance costs                74          318           --            --           --          318
  Exercise of stock options                           7           29           --            --           --           29
  Issuance of warrants                               --           --           --             2           --            2
  1-for-3 stock exchange                         (6,618)          --           --            --           --           --
  Change in par value                                --      (41,336)      (8,226)       49,562           --           --
  Stock issued, net of issuance costs             2,300           23           --        38,007           --       38,030
  Stock issued in connection with
    acquisitions                                     15           --           --           225           --          225
  Exercise of stock options                           1           --           --            18           --           18
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                      5,625           50            6        87,814      (39,678)      48,192
  Net income                                         --           --           --            --        6,914        6,914
  Exercise of stock options                           4           --           --            51           --           51
  3-for-2 stock dividend                          2,815           25            3           (28)          --           --
  Stock issued, net of issuance costs             2,415           24           --        54,925           --       54,949
  Stock issued upon conversion of
    convertible debt                                512            5           --         6,694           --        6,699
  Exercise of stock options                          20           --           --           185           --          185
  Exercise of warrants                              476            2            3            (5)          --           --
  Conversion of non-voting stock                     --            6           (6)           --           --           --
  Stock issued under employee stock
    ownership plan                                   66            1           --           678           --          679
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                     11,933     $    113     $      6     $ 150,314     $(32,764)   $ 117,669
==========================================================================================================================

             The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (in thousands)

                                                                                  Years ended December 31,
                                                                        ------------------------------------------
                                                                           1996                1995         1994
------------------------------------------------------------------------------------------------------------------
Operating activities:
  Net income                                                            $  6,914             $  2,846     $  1,120
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization expense                                  5,835                3,581        2,573
    Minority interests                                                     3,634                1,382        1,027
    Distributions to minority interests                                   (3,103)              (1,343)        (964)
    Deferred income taxes                                                  1,510                1,480          829
    Extraordinary charges                                                     --                  383          565
  Change in assets and liabilities, net of entities acquired:
    Accounts receivable                                                   (1,840)              (1,266)      (1,683)
    Inventories                                                               (8)                  17         (489)
    Prepaid expenses                                                      (1,275)                 102         (116)
    Other current assets                                                     167                 (142)         (30)
    Other assets                                                          (1,319)                (213)      (1,076)
    Accounts payable and accrued expenses                                 (1,340)               1,531       (1,080)
    Other                                                                    (48)                (793)         177
------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                9,127                7,565          853
------------------------------------------------------------------------------------------------------------------
Investing activities:
  Payments for entities acquired, net of cash acquired                   (17,943)              (2,489)      (1,426)
  Investment in unconsolidated affiliate                                  (1,500)                  --           --
  Purchases of property and equipment                                     (5,100)              (3,255)      (5,324)
  Purchases of short-term investments                                    (41,614)              (8,190)          --
  Proceeds from sale of short-term investments                             8,190                   --           --
  Proceeds from sale of property and equipment                               984                   26        1,541
  Proceeds from sale of partnership interests                                253                  903          926
------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                  (56,730)             (13,005)      (4,283)
------------------------------------------------------------------------------------------------------------------
Financing activities:
  Proceeds from issuance of long-term debt                                    --                   --        3,858
  Payments on long-term debt                                             (13,193)             (22,782)      (7,844)
  Proceeds from issuance of common stock, net of issuance costs           55,628               38,348       10,175
  Repurchases of common stock                                                 --                   --       (1,138)
  Proceeds from issuance of warrants and exercise of options                 236                   49            5
------------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                               42,671               15,615        5,056
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                      (4,932)              10,175        1,626
Cash and cash equivalents, beginning of year                              14,653                4,478        2,852
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                  $  9,721             $ 14,653     $  4,478
==================================================================================================================
Non-cash transactions:
  Common stock issued in acquisitions, contingent payments and other    $     --             $    225     $    430
  Long-term debt issued in acquisitions and contingent payments              240                  750           --
  Liabilities assumed in acquisitions                                     11,411                3,277           --
  Capital lease obligations                                                  228                  574        2,094
  Common stock issued upon conversion of convertible debt                  6,699                   --           --
  Convertible notes issued in common stock repurchases                        --                   --          917
  Convertible notes canceled                                                  --                   --          760
  Issuance of warrants                                                        --                   --          183

             The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION

The Company - National Surgery Centers, Inc. and Subsidiaries (the "Company") acquires, develops and manages ambulatory surgery centers. Many of the Company's surgery centers are operated in partnership with physicians or other health care providers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries and majority owned partnerships. All significant intercompany balances and transactions have been eliminated in consolidation.

         Investments in unconsolidated affiliates in which the Company owns 20% or more are accounted for using the equity method of accounting and other investments are stated at cost.

Net Revenue - Net revenue consists of charges by the Company's centers at established billing rates for services which generally include all fees for operating room, recovery room, supplies and medications. Net revenue is net of provisions for contractual adjustments and doubtful accounts.

Excess of Purchase Price Over Net Assets Acquired ("Goodwill") - The value of goodwill acquired, including any arising from contingent payments based upon earnings and performance of the acquired business and the purchase of limited partners' ownership interest in majority owned partnerships, is generally amortized using a straight-line method over forty years in accordance with provisions of APB No. 17. The Company believes that the life of the ambulatory surgery business and the delivery of such health care services is indeterminate and likely to exceed forty years.

         The Company periodically evaluates whether events and circumstances subsequent to acquisition have occurred that would indicate that the remaining unamortized balance of goodwill may not be fully recoverable or that the remaining useful-life may warrant revision. When such events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company performed an analysis over the remaining life of the related assets to determine if the asset is impaired. Historically, impairment of goodwill has been measured by comparing discounted future cash flows to the net carrying value. If this analysis indicated that goodwill acquired was not fully recoverable, then the Company adjusted the carrying value to the estimated recoverable value.

         In addition, the Company assesses long-lived assets for impairment under FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

Common Share Data - Primary income per common and common equivalent share and income per common and common equivalent share assuming full dilution are computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock. On a fully-diluted basis, both income and the weighted average number of shares outstanding are adjusted to assume the conversion of convertible subordinated notes, when such notes are dilutive.

Stock-Based Compensation - In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued which, if elected, would require companies to use a new fair value method of valuing stock-based compensation plans. The Company has elected to continue following present accounting rules under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" which uses an intrinsic value method and often results in no compensation expense. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Income Taxes - The Company's method of accounting for income taxes is based on an asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Property and Equipment - Property and equipment are stated at original cost, except property and equipment acquired through business combinations accounted for as purchases which are stated at fair market value at the date of acquisition. Property and equipment under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the leased property.

         Depreciation and amortization are computed using the straight-line method over the estimated useful lives or the terms of the leases of the related assets. The general range of estimated useful lives is forty years for buildings; seven to ten years for medical, surgical and capital leased equipment; terms of the leases for leasehold improvements; and five to ten years for furniture and fixtures.

         When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the statement of income.

Inventories - Inventories, comprised principally of medical supplies, drugs and gases, are stated at the lower of cost (first-in, first-out method) or market.

Cash Equivalents - The Company considers all investments in highly liquid investments with maturities of three months or less to be cash equivalents. Investments in cash equivalents are carried at cost which approximates market with any associated purchases discount or premium amortized over the period to maturity.

Short-Term Investments - Short-term investments consist primarily of highly liquid debt securities or investments in pooled investment accounts. Management considers these investments to be available-for-sale and these securities are carried at market which approximates cost.

Management Fees. The Company charges the operating centers a management fee based on the net revenues of the centers. These fees are to cover administrative, accounting and other support costs incurred by the Company. These management fees are eliminated in the consolidated financial statements except for the share allocated to minority interests.

Management Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. These estimates and assumptions are based on knowledge and experience about past and current events and on assumptions about future events. Management will accrue estimated liabilities when the financial impact is probable and estimable, however, actual results could differ from these estimates.

Liability Insurance - The Company carries professional malpractice and general liability insurance, subject to certain self insured retention limits, on a claims-made basis for all of its centers. Additionally, the Company maintains an umbrella liability insurance policy. The Company has procedures in place to monitor incidents of significance. The Company does not have any malpractice claims or other litigation in which the ultimate resolution could have a material financial impact.

Off-Balance Sheet Risk and Concentrations of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade receivables. The Company places its cash, cash equivalents and short-term investments with high credit quality financial institutions and instruments.

         Concentrations of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company's customer base and their dispersion across many different insurance companies, health maintenance and preferred provider organizations, individuals and geographic locations.

         For all periods presented, the Company had no significant concentrations of credit risk or financial instruments with off-balance sheet risk.

NOTE 3 -- ACQUISITIONS

During 1996, the Company acquired sixteen surgery centers for a total cash purchase price of $17,943,000. Of the $17,943,000 purchase price, $15,728,000 was recorded as goodwill.

         During August and October 1995, the Company acquired two surgery centers. The total purchase price of $3,164,000 included $2,489,000 in cash, $450,000 in a promissory note and the issuance of 15,000 shares of the Company's common stock. Of the $3,164,000 purchase price, $2,567,000 was recorded as goodwill.

         The purchase agreements of certain acquired centers entitle the former owners to receive further consideration which is contingent primarily upon increases in future earnings of the acquired centers. In 1994, payments of $1,289,000 in cash and the issuance of 11,667 shares of common stock were made. During 1995, payments of $171,000 in cash and $300,000 in convertible notes were made. During 1996, a payment of $240,000 in a convertible note was made. A future contingent payment for an additional $300,000 is anticipated to be paid in 1997. Obligations related to these contingencies are reflected as increases to goodwill in the period they became known if conditions and facts permit capitalization.

         The acquisitions have been accounted for under the purchase method of accounting.

         The following unaudited results of operations give effect to the operations of the entities acquired in fiscal 1996 and 1995 as if the respective transactions had occurred as of the first day of the fiscal year immediately preceding the year of the transactions. The pro forma results of operations do not purport to represent what the Company's results would have been had such transactions in fact occurred at the beginning of the years presented or to project the Company's results of operations in any future period.

                                         Years ended December 31,(a)
                                 ----------------------------------------
                                       1996        1995          1994
-------------------------------------------------------------------------
                                 (in thousands, except per share amounts)
Net revenues                        $   83,646    $73,801     $ 45,672
Income before extraordinary item         7,373      3,684        1,640
Net income                               6,910      3,431        1,267

Income per share:
Primary:
  Before extraordinary item         $     0.75    $  0.68     $   0.38
  Net income                              0.70       0.63         0.30
Fully diluted:
  Before extraordinary item         $     0.73    $  0.65     $   0.38
  Net income                              0.68       0.60         0.30

(a) The above pro forma operating results include adjustments to conform the accounting policy of the acquired businesses for the amortization of certain intangible assets and accounts receivable allowances.

NOTE 4 -- SHAREHOLDERS' EQUITY

Public Offerings - In October 1996, the Company completed a public offering of 2,415,511 shares of common stock at $24.25 per share (the "Offering"). The net proceeds of the Offering, after deducting applicable issuance costs and expenses, was $54.9 million. The net proceeds were used to repay $9.2 million of debt and capital leases, with excess funds to be used for general corporate purposes. Pro forma net income and earnings per share assuming the debt and capital leases had been paid at the beginning of the year or when the debt was acquired, if later, would not have been materially different from that reported for the year.

         In November 1995, the Company completed an initial public offering of 3,450,000 shares of common stock at $12.00 per share (the "Initial Offering"). Prior to the Initial Offering, there was no public market for the Company's common stock. The net proceeds of the Initial Offering, after deducting applicable issuance costs and expenses, were $38.0 million. The net proceeds were used to repay $20.0 million of 10.5% subordinated notes, plus accrued interest, with excess funds used for general corporate purposes.

Stock Dividend - On April 18, 1996, the Board of Directors of the Company declared a 3-for-2 stock split for all holders of record of the Company's common stock on May 15, 1996, which was effected as a stock dividend on May 31, 1996. Accordingly, all references in these financial statements to average number of shares outstanding and related prices, per share amounts, and the stock option plan and warrant data have been restated to reflect this stock dividend.

Stock Exchange - Effective September 14, 1995, the Company's Board of Directors authorized a 1-for-3 stock exchange in conjunction with the Company's merger and reincorporation in Delaware. The merger included changing the Company's common stock par value from no par value to $.01 per share and authorized 10,000,000 shares of preferred stock, $.01 par value per share, with no specific terms. Accordingly, all references in these financial statements to average number of shares outstanding and related prices, per share amounts, and the stock option plan and warrant data have been restated to reflect this stock exchange.

Stock Options - The Company has a stock option plan (the "Plan") whereby the Company may issue to officers and other key employees, options to purchase up to 1,500,000 shares of the Company's common stock. The Plan is administered by a committee of the Board of Directors which has the authority to determine the employees to whom awards will be made, the amount of the awards, and the other terms and conditions of the awards. Each option allows the individual to purchase one share of the Company's common stock for each option granted. All options are granted at not less than fair market value at the date of the grant and generally vest over a four-year period.

  On October 19, 1994, the Company's Board of Directors authorized an adjustment of the exercise price on all outstanding options to $8.50 for key employees and $10.00 for officers.

         A summary of the Company's stock option activity, and related information for the years ended December 31 is as follows (options in thousands):

                                             1996                     1995                      1994
                                   ------------------------  ------------------------  -----------------------
                                                Weighted-                Weighted-                Weighted-
                                                Average                   Average                  Average
                                   Options   Exercise Price  Options   Exercise Price  Options  Exercise Price
--------------------------------------------------------------------------------------------------------------
Outstanding - beginning of year       628        $11.78        104       $ 9.39          104       $ 9.46
Granted                               584         27.35        549        12.05            1         8.50
Exercised                             (25)         9.55         (5)        8.50           --           --
Forfeited                             (14)        17.10        (20)        8.68           (1)       14.27
                                    -----                      ---                       ---
Outstanding - end of year           1,173        $19.45        628       $11.75          104       $ 9.39

Exercisable at end of year            182        $11.46         50       $ 9.56           38       $ 9.30

Weighted-average fair value of
  options granted during the year                $ 6.82                  $ 2.83

Exercise prices for options outstanding as of December 31, 1996 ranged from $8.50 to $28.125. The weighted-average remaining contractual life of those options is 4.07 years.

Employee Stock Purchase Plan - In November 1995, the Board of Directors of the Company adopted, and the shareholders of the Company approved, the Employee Stock Purchase Plan (the "Stock Purchase Plan" ) which will be administered by the Compensation Committee. Under the Stock Purchase Plan, a total of 750,000 shares of common stock are reserved for issuance upon the exercise of one-year options which may be granted under the Stock Purchase Plan. The Stock Purchase Plan permits eligible employees to purchase common stock at 85% of the fair market value of the common stock at the beginning of the option plan year or at the end of the option plan year, whichever is lower. As of December 31, 1996, the Company has issued 66,579 shares under the Stock Purchase Plan.

Pro Forma Effects of Options and Employee Stock Purchase Plan - Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.35% and 5.53%; volatility factor of the expected market price of the Company's common stock of 20%; a weighted-average expected life of the option of
3.5 years; and no dividend yield.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company does not have a market tradable option and because employee stock options have characteristics significantly different from those of similarly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. SFAS 123 is applicable only to options granted subsequent to December 31, 1994, therefore, pro forma effects are only presented for 1996 and 1995. The pro forma effects of this plan is as follows:

                                                   1996         1995
--------------------------------------------------------------------------------
                                        (in thousands, except per share amounts)
Net income before extraordinary item             $ 6,390     $  3,029
Net income                                         5,927        2,776

Income per share:
Primary:
  Before extraordinary item                      $  0.65     $   0.56
  Net income                                        0.60         0.51
Fully diluted:
  Before extraordinary item                      $  0.63     $   0.53
  Net income                                        0.59         0.49

Warrants - The Company has outstanding warrants at December 31, 1996 providing for the purchase of 41,760 shares of the Company's common stock. The warrants are exercisable at an average price of $14.61 and expire through the year 2000.

Shares Reserved - The Company has reserved 2,272,558 shares of the Company's common stock for issuance in conjunction with warrants, convertible notes, and the stock option plan.

NOTE 5 -- LONG-TERM DEBT AND LEASE COMMITMENTS

Long-Term Debt - In November and December, 1996, the Company prepaid certain debt and capital leases, which by their terms are not prepayable. The $4.2 million in debt had interest rates ranging from 8% to 12.8% and matured through the year 2010. The $5.0 million of capital leases had imputed interest rates ranging from 9% to 13.4% and matured through the year 2000. The early prepayment included prepayment premiums of $701,000, with associated tax benefit of $238,000, and is presented as an extraordinary item in the Consolidated Statements of Income.

         In November 1995, the Company fully extinguished $20,000,000 of 10.5% Subordinated Debentures (the "Debentures") with proceeds from its Initial Offering. The early retirement of this debt resulted in the accelerated amortization of unamortized debt issuance costs and discount of $383,000, with associated tax benefits of $130,000 and is presented as an extraordinary item in the Consolidated Statements of Income. The Debenture agreement was with an affiliate of which two of the Company's directors are general partners.

         In November 1995, the Company amended its bank credit agreement dated December 17, 1992. The amended credit agreement contained modifications of interest rates and other financial covenants giving effect to the Company's Initial Offering. The amended agreement provides for borrowings of up to $20,000,000, to be used for the acquisition and development of surgery centers and related businesses. The credit agreement includes a $2,500,000 revolving note and a $17,500,000 term note. The agreement provides for equal quarterly principal repayments which occur over a five year period based on the timing of the take down with any remaining outstanding balances due on June 30, 2000. The notes bear interest at varying rates at either prime plus 0.25% or the Eurodollar rate (LIBOR) plus 1.25%, subject to adjustment in certain circumstances, with interest payments made from time to time. The annual commitment fees payable on the unused portion of the facility is 0.375% per annum. The agreement contains various financial covenants, including interest coverage, debt coverage, fixed charge and net worth and prohibits payment of dividends or distributions on the Company's common stock.

         In August, 1994, the Company amended its bank credit agreement dated December 17, 1992. The amended credit agreement contained modification of terms, maturity and other financial covenants or conditions. In August, 1994, concurrent with a private equity placement, the Company fully extinguished the revolving and term notes due in 1999. The early retirement included the accelerated amortization of unamortized debt issuance costs of $565,000, with associated tax benefits of $192,000 and is presented as an extraordinary item in the Consolidated Statements of Income.

         The convertible notes mature five to seven years from the date of issuance. Certain notes are redeemable at the option of the Company on or after three years from the date of issuance, or earlier under certain circumstances, at a price equal to 100% of the principal amount thereof. During 1996, the Company converted $6.7 million of its convertible subordinated notes into 512,039 shares of common stock and redeemed $71,000 principal amount of such notes. The remaining outstanding notes are convertible into shares of the Company's common stock at any time prior to and including the maturity date of the note at an average conversion price of $18.66 per share.

         The 7.5% subordinated note is payable to a member of the Company's board of directors as part of the payment for the acquisition of a center previously owned by him and was repaid in full on January 2, 1997.

         Substantially all the Company's assets not otherwise pledged as collateral on existing loans are pledged as collateral under the bank credit agreement.

         Long-term debt consists of the following:

                                                                       December 31,
                                                                  ----------------------
                                                                    1996         1995
----------------------------------------------------------------------------------------
                                                                     (in thousands)
Revolving and term notes due 2000 (unamortized discount of
  $108,000 at December 31, 1996 and $139,000 at
  December 31, 1995)                                              $   (108)    $   (139)
Convertible notes, interest ranging from 7% to 9.5%, due
  1997 through 2001, interest payable quarterly or
  annually                                                           1,458        7,989
7.5% subordinated note due 1997, interest payable quarterly          1,200        2,400
Installment notes payable, interest ranging from 7% to 13.25%,
  due through 2008                                                   4,755        7,692
Notes payable, interest rate at 6%, due through 2000                 2,867        3,890
Obligations under capital leases, interest ranging from 7%
  to 15% due through 1999                                              282        2,242
----------------------------------------------------------------------------------------
                                                                    10,454       24,074
Less current installments                                           (3,464)      (7,069)
----------------------------------------------------------------------------------------
                                                                  $  6,990     $ 17,005
========================================================================================

Lease Commitments - The Company leases corporate office space, operating facilities and various equipment under operating leases. The real estate upon which the Company's surgical centers are located is leased usually on terms whereby all costs associated with maintaining the property are paid by the Company. The lease agreements usually have lease terms ranging from five to twenty-five years, excluding renewal option periods, and have payment increases based on scheduled or consumer price index adjustments.

         Lease expenses for operating leases aggregated $6,104,000 , $4,748,000 and $3,599,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Scheduled Long-Term Debt and Lease Payments - Future minimum lease payments under non-cancelable capital and operating leases and long-term debt payments as of December 31, 1996 are as follows:

                                                      Capital      Operating    Long-term
                                                       leases       leases        debt
-----------------------------------------------------------------------------------------
                                                                 (in thousands)
1997                                                 $      158     $ 4,949     $  3,464
1998                                                 $      133       4,630        1,259
1999                                                        21        4,662        1,051
2000                                                         -        4,501        1,842
2001                                                         -        4,420        1,900
Thereafter                                                   -       16,121          938
-----------------------------------------------------------------------------------------
Total payments                                             312      $39,283     $ 10,454
Less amount representing interest                           30   =======================
-----------------------------------------------------------------
Present value of minimum lease payments              $     282
=================================================================

Interest Payments - Total interest paid was $2,660,000, $4,084,000 and $4,096,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 6 -- INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                             December 31,
                                                 ------------------------------------
                                                   1996          1995          1994
-------------------------------------------------------------------------------------
                                                            (in thousands)
Deferred tax assets:
  Book over tax amortization of intangibles      $ 3,127       $ 4,623       $ 5,789
  Tax over book depreciation (liability)          (2,558)       (1,749)       (1,132)
  Capital loss carryforward                          802           205             5
  Other                                            1,703         1,346         1,115
-------------------------------------------------------------------------------------
                                                   3,074         4,425         5,777
Deferred tax liabilities                             341           181            53
-------------------------------------------------------------------------------------
Net deferred tax asset                           $ 2,733       $ 4,244       $ 5,724
=====================================================================================

Capital Loss Carryforward - The Company has capital loss carryforwards available for income tax reporting purposes of approximately $2,359,000 expiring in 1999 through 2001, which upon recognition, based on current tax rates, may result in future tax benefits of approximately $802,000.

         A reconciliation of income tax expenses computed at the Federal statutory tax rate to reported income tax expense is as follows:

                                                       Years ended December 31,
                                                     1996       1995       1994
--------------------------------------------------------------------------------
                                                           (in thousands)
Tax at statutory rate                                34.0%      34.0%     34.0%
Non-deductible goodwill amortization                  0.9        1.5       2.8
State income taxes, net of federal tax benefits       4.0        3.8       3.8
Other                                                (0.4)      (0.3)     (0.1)
--------------------------------------------------------------------------------
                                                     38.5%      39.0%     40.5%
================================================================================

The provision for income taxes is as follows:

                                                Years ended December 31,
                                            ------------------------------------
                                              1996        1995       1994
--------------------------------------------------------------------------------
                                                     (in thousands)
Current:
  State                                     $  681      $  173    $  (27)
  Federal                                    2,425         328       216
--------------------------------------------------------------------------------
                                             3,106         501       189
--------------------------------------------------------------------------------
Deferred:
  State                                         49         215       171
  Federal                                    1,461       1,265       658
--------------------------------------------------------------------------------
                                             1,510       1,480       829
--------------------------------------------------------------------------------
Tax provisions before extraordinary item     4,616       1,981     1,018
Tax benefit of extraordinary item             (238)       (130)     (192)
--------------------------------------------------------------------------------
                                            $4,378      $1,851    $  826
================================================================================

Income Taxes Paid - Total income taxes paid, net of refunds received, were $4,237,000, $211,000 and $189,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 7 -- PROPERTY AND EQUIPMENT
Property and equipment consists of the following:

                                                       December 31,
                                                   1996            1995
--------------------------------------------------------------------------------
                                                      (in thousands)
Land and land improvements                       $ 2,318         $  1,795
Buildings                                          4,560            4,557
Medical and surgical equipment                    23,973           17,997
Leasehold improvements                            10,432            6,237
Furniture and fixtures                             2,858            1,708
Construction in progress                              26               16
--------------------------------------------------------------------------------
                                                 $44,167         $ 32,310
================================================================================

Included in property and equipment is capitalized leased property and equipment which aggregated $603,000 and $3,008,000 with accumulated depreciation of $73,000 and $472,000 at December 31, 1996 and 1995, respectively.

NOTE 8 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses consist of the following:

                         December 31,
                       1996        1995
----------------------------------------
                       (in thousands)
Accounts payable      $1,837      $1,487
Accrued payroll        1,884       1,056
Accrued rent             810         787
Accrued other          2,250       2,057
----------------------------------------
                      $6,781      $5,387
========================================

NOTE 9 -- DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company evaluates the carrying amounts of significant classes of financial instruments on the consolidated balances for disclosure of fair values for which it is practicable. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

         The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments. The fair value of the Company's outstanding debt is estimated based on similar issues or on the current rates offered to the Company for debt of the same remaining maturities and the carrying value is a reasonable estimate of its fair market value.

         The fair value of the Company's convertible notes is estimated based on the current price of the Company's common stock. The carrying value and estimated fair value of the Company's convertible notes at December 31, 1996, were $1,458,000 and $2,970,000, respectively.

NOTE 10 -- RELATED PARTY TRANSACTIONS

The Company leases one of its operating facilities under a long-term non-cancelable lease arrangement from a partnership controlled by a director of the Company. In addition to the minimum annual lease payments, the lease provides for a percentage rental based on gross receipts subject to certain minimum exclusions. Lease payments made to this partnership for each of the three years in the period ended December 31, 1996, 1995 and 1994 were $979,000, $995,000 and $934,000, respectively. Total minimum future lease payments payable to this partnership are $2,382,000.

         One director of the Company is an officer and shareholder in a corporation which provides day-to-day management services at one of the Company's limited partnership centers. Management fees paid to this corporation were $186,000, $163,000 and $146,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 11 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Quarterly financial information for the two years ended December 31, 1996 is summarized below:

                                                                            Quarter
                                                            ----------------------------------------
                                                               1st        2nd     3rd       4th(1)
                                                            ----------------------------------------
                                                              (in thousands, except per share data)
1996
----------------------------------------------------------------------------------------------------
Net revenue                                                 $16,159    $19,752  $20,101    $  21,347
Income before income taxes and extraordinary item             2,364      3,037    2,813        3,779
Income before extraordinary item                              1,455      1,838    1,704        2,380
Net income                                                    1,455      1,838    1,704        1,917

Income per share(2)
  Before extraordinary item                                 $  0.16    $  0.20  $  0.18    $    0.21
  Extraordinary item                                             --         --       --         (0.4)
----------------------------------------------------------------------------------------------------
  Net income                                                $  0.16    $  0.20  $  0.18    $    0.17
====================================================================================================

1995
----------------------------------------------------------------------------------------------------
Net revenue                                                 $11,979    $13,118  $13,391    $  14,677
Income before income taxes and extraordinary item               848      1,277      905        2,050
Income before extraordinary item                                510        772      535        1,282
Net income                                                      510        772      535        1,029

Income per share(2)
  Before extraordinary item                                 $  0.10    $  0.16  $  0.11    $    0.18
  Extraordinary item                                             --         --       --         (0.4)
----------------------------------------------------------------------------------------------------
  Net Income                                                $  0.10    $  0.16  $  0.11    $    0.14
====================================================================================================


(1) The fourth quarter of 1995 includes non-recurring other income of $436,000 ($266,000 after tax effects) or $.04 per share, arising primarily from gain on sale of limited partnership interests in certain centers.
(2) Income per share is calculated independently for each quarter and the sum of the quarters may not necessarily be equal to the full year income per share amount.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
National Surgery Centers, Inc.

We have audited the accompanying consolidated balance sheets of National Surgery Centers, Inc. and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Surgery Centers, Inc. and Subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                      ERNST & YOUNG LLP


February 5, 1997
Chicago, Illinois