Form 10-K, Exhibit 13
period 1997-12-31
NATIONAL SURGERY CENTERS INC \DE\
filed 1998-03-31
CIK 1000756

                                 EXHIBIT 13.1

                  Selected Consolidated Financial Highlights


                                                                 Years ended December 31,
--------------------------------------------------------------------------------------------------------
                                                     1997       1996       1995       1994       1993
--------------------------------------------------------------------------------------------------------
                                                     (In thousands, except per share and center data)
Statements of Operations Data/1/:
  Net revenue                                      $102,632   $ 77,359    $53,165    $41,707   $ 35,230
  Writedown of goodwill/2/                               --         --         --         --    (50,871)
  Operating income (loss)/2/                         26,920     17,205     10,237      7,566    (44,385)
  Interest expense                                    1,025      2,616      4,139      4,186      4,016
  Income (loss) before income taxes and
    extraordinary item/2/                            20,104     11,993      5,080      2,511    (49,463)
  Income (loss) before extraordinary item/2/         12,589      7,377      3,099      1,493    (43,236)
  Net income (loss)/2/                               12,451      6,914      2,846      1,120    (43,236)

  Diluted income (loss) per common share:
    Income (loss) before extraordinary item/2/     $   0.67   $   0.50    $  0.38    $  0.23   $  (7.57)
    Extraordinary item                                (0.01)     (0.03)     (0.03)     (0.06)        --
--------------------------------------------------------------------------------------------------------
    Net income (loss)/2/                           $   0.66   $   0.47    $  0.35    $  0.17   $  (7.57)
========================================================================================================
  Diluted weighted average number of common
    and common equivalent shares outstanding         18,834     15,204      8,186      6,404      5,715

General Data:
  Centers at end of year                                 38         32         16         14         12
  Cases/3/                                          107,911     84,970     53,460     43,419     38,113
  Net revenue per case/3/                          $    951   $    910    $   994    $   961   $    924
  Operating margin/4/                                  26.2%      22.2%      19.3%      18.1%      18.4%

Same Center Data/5/:
  Net revenue growth                                    8.9%      16.0%      12.6%      11.7%      22.8%
  Case growth                                           8.3       13.1        9.1        6.6       12.3
  Net revenue per case growth                           0.6        2.6        3.2        4.8        9.4

Balance Sheet Data/1/:
  Working capital                                  $ 46,166   $ 59,968    $22,145    $ 6,300   $  2,789
  Total assets                                      169,951    142,252     82,287     56,954     49,393
  Long-term debt, less current installments          10,466      6,990     17,005     38,200     41,882
  Shareholders' equity (deficit)                    136,795    117,669     48,192      6,724     (3,134)


1 The Company's financial statements for the periods presented are not strictly comparable due to the significant effect that acquisitions have on such statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
2 Operating results for the year ended December 31, 1993, include a non-recurring charge of approximately $50.9 million ($43.8 million after tax benefit), principally incurred in connection with the writedown of goodwill.
3 Excludes data from centers in which the Company has a minority ownership position.
4 Excludes effects of goodwill writedown for the year ended December 31, 1993. 5 Same center data is calculated based on centers that the Company operated for all of both the current and prior year periods.

         Management's Discussion and Analysis of Financial Condition
                           and Results of Operations


Certain statements set forth in this Annual Report, including trends in or expectations regarding the Company's operations, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information, and are subject to risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors, including, but not limited to successful execution of internal performance and expansion plans, the impact of competition, the availability of financing, the volatility of interest rates and other risks detailed herein and in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

General - The Company's consistent growth can be directly attributed to strong internal growth combined with the benefits from the acquisition and development of surgery centers. As of December 31, 1997, the Company operated a network of 38 surgery centers, including four centers in which the Company has a minority ownership position.

     During 1997, the Company continued to execute its strategy for growth in addition to other financial or operating activities which have enhanced the Company's financial condition. Some of the key activities during the year included:

 .    Acquired six multi-specialty surgery centers and increased the Company's ownership from a minority to a majority position in one multi-specialty surgery center.
 .    Converted $1.3 million of convertible notes into 110,229 shares of common stock and redeemed $24,000 of such notes.
 .    Prepaid $1.2 million in debt.
 .    Declared a 3-for-2 stock split for all holders of record of common stock on
     August 15, 1997, which was effected as a stock dividend on August 29, 1997.

     During 1996, some of the key activities included:
 .    Acquired six multi-specialty surgery centers (including a minority interest in one surgery center) and two companies which operated specialty endoscopy centers.
 .    Developed a specialty endoscopy center.
 .    Converted $6.7 million of convertible notes into 768,059 shares of common stock and redeemed $71,000 of such notes.
 .    Completed a public offering of 3.6 million shares of common stock at $16.17 per share. In conjunction with this offering, the Company prepaid $9.2 million in debt.
 .    Declared a 3-for-2 stock split for all holders of record of common stock on
     May 15, 1996, which was effected as a stock dividend on May 31, 1996.
 .    Divested its interest in two centers, including one multi-specialty and one specialty endoscopy center.

     Because of the financial impact of the Company's recent acquisition and development of surgery centers and other financial related activities, it is difficult to make meaningful comparisons between the Company's financial statements for the fiscal years presented. In addition, due to the limited number of operating surgery centers, each additional center acquired or developed can affect the overall operating margin of the Company. Upon the acquisition of a surgery center, the Company has typically implemented certain steps to improve operating margins. The impact of such actions and of other activities to improve operating margins may not occur immediately. Consequently, the financial performance of an acquired surgery center may adversely affect overall operating margins in the near-term. As the Company makes additional surgery center acquisitions, the Company expects that this effect will be mitigated by the expanded financial base of existing surgery centers.

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

     The Company receives payments for services rendered to patients from private insurers, HMOs, PPOs, the patients directly and governmental payors, including Medicare and Medicaid. In many instances, the Company has agreed with certain payors to provide services at discounted prices. The Company charges for services rendered on a fee-for-service basis and may in the future enter into capitation agreements with payors whereby the Company may share some of the financial risk of delivering health care services. The sources and amounts of the Company's revenues derived from its surgery centers are determined by a number of factors, including the number of patient procedures performed, the mix of patient procedures and the rates of reimbursement among payor categories. Generally, private insurance reimbursement is greater than HMO/PPO and Blue Cross/Blue Shield reimbursement which, in turn, is greater than Medicare and Medicaid reimbursement. Changes in the Company's payor mix can significantly affect its profitability. The following table provides certain information concerning the Company's payor mix during the periods indicated:


                                                                  Years ended December 31,
-------------------------------------------------------------------------------------------
                                                                1997        1996      1995
-------------------------------------------------------------------------------------------
                                                              (percentage of gross revenue)
Medicare/Medicaid                                               38.3%       38.2%     38.4%
HMO/PPO                                                         27.2        28.7      27.2
Blue Cross/Blue Shield                                          10.0        11.3      10.7
Private insurance, discounted fee for service and other         24.5        21.8      23.7
-------------------------------------------------------------------------------------------
                                                               100.0%      100.0%    100.0%
===========================================================================================

     Medicare part B provides for payment of a facility fee for services furnished by Medicare certified ambulatory surgical centers in connection with designated covered surgical procedures. Each Medicare covered surgical procedure is assigned to a payment group. Currently, there are eight payment groups. The Health Care Financing Administration ("HCFA") assigns a base payment rate to each payment group, which rate remains until revised by HCFA. The Company understands that the number of payment groups and the base payment rates are currently under discussion and the Company is unable to predict the outcome of these discussions or its effect on the Company. Depending upon the nature and context of any regulatory action, if any, which is taken, the Company could experience a decrease in revenues from Medicare, which could have a material adverse change on the Company's business, financial condition, cash flows or results of operations.

Results of Operations

The following table sets forth certain consolidated financial data as a percentage of net revenue for the periods indicated:

                                                                  Years ended December 31,
-------------------------------------------------------------------------------------------
                                                                1997        1996      1995
-------------------------------------------------------------------------------------------
                                                                (percentage of net revenue)
Net revenue                                                    100.0%      100.0%    100.0%
Costs and expenses:
  Operating expenses                                            62.2        65.6      69.6
  General and administrative expenses                            4.7         4.7       4.4
  Depreciation and amortization expense                          6.9         7.5       6.7
-------------------------------------------------------------------------------------------
    Total costs and expenses                                    73.8        77.8      80.7
-------------------------------------------------------------------------------------------
      Operating income                                          26.2        22.2      19.3
-------------------------------------------------------------------------------------------
Other (income) expense:
  Interest expense                                               1.0         3.3       7.8
  Interest income                                               (1.5)       (0.9)     (0.5)
  Minority interests                                             7.4         4.7       2.6
  Other, net                                                    (0.2)       (0.4)     (0.1)
-------------------------------------------------------------------------------------------
    Total other expenses                                         6.7         6.7       9.8
-------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item               19.5        15.5       9.5
Provision for income taxes                                       7.3         6.0       3.7
-------------------------------------------------------------------------------------------
Income before extraordinary item                                12.2         9.5       5.8
Early extinguishment of debt, net of applicable taxes           (0.1)       (0.6)     (0.5)
-------------------------------------------------------------------------------------------
Net income                                                      12.1%        8.9%      5.3%
===========================================================================================

Years Ended December 31, 1997 and 1996

Net Revenue. Net revenue is net of provisions for contractual adjustments and doubtful accounts. Net revenue increased 32.7% to $102.6 million in 1997 from $77.4 million in 1996. Same center net revenue increased 8.9% due to a 8.3% increase in cases combined with a 0.6% increase in net revenue per case to $1,016 from $1,010. Overall net revenue per case increased 4.5% to $951 in 1997 from $910 in 1996.

Operating Expenses. Operating expenses include salaries and benefits, drugs and medical supplies, utilities, marketing and maintenance costs and rent expense of the centers. Operating expenses increased 25.8% to $63.8 million in 1997 from $50.7 million in 1996. As a percentage of net revenue, operating expenses decreased to 62.2% in 1997 from 65.6% in 1996 as a result of continued efficiencies resulting from same-center growth and the effects of acquired centers, where margins have continued to improve since the date of acquisition.

General and Administrative Expenses. General and administrative expenses include only corporate-level expenses and do not include any center-level administrative expenses. General and administrative expenses increased 32.1% to $4.8 million in 1997 from $3.6 million in

1996. As a percentage of net revenue, however, general and administrative expenses remained constant at 4.7%. The increase in total general and administration expenses is primarily attributable to the hiring of personnel to handle the acquisition and management of centers as the Company continues to expand its network of surgery centers. The Company believes that as same center cases and overall net revenue increases, and if, as the Company anticipates, additional acquisitions are made or centers are developed, further leverage of existing management will occur and general and administrative expense may decline slightly as a percentage of net revenue.

Depreciation and Amortization Expense. Depreciation and amortization expense increased 22.1% to $7.1 million in 1997 from $5.8 million in 1996. The increase in depreciation and amortization expense resulted primarily from the addition of centers since the beginning of 1996.

Interest Expense. Interest expense decreased 60.8% to $1.0 million in 1997 from $2.6 million in 1996. The decrease in interest expense was primarily the result of the repayment of the $10.4 million in debt with proceeds from the October 1996 public offering, the conversion of $1.3 million in convertible notes during 1997 and the effects of $6.7 million converted in the last half of 1996. This decrease in interest was partially offset by assumptions of $6.9 million in debt for centers acquired in 1997.

Interest Income. Interest income more than doubled to $1.6 million in 1997 from $715,000 in 1996. The increase in interest income reflects interest earned on cash, cash equivalents, and short-term investments, resulting from investment of funds remaining from the Company's public offering in October 1996.

Minority Interests. Minority interests include the minority partners' ownership share in the earnings (losses) of the operating center. Minority interests increased 109.0% to $7.6 million in 1997 from $3.6 million in 1996. This increase in minority interests resulted from improved operating performance at existing surgery centers and the effects of centers acquired since the beginning of 1997 which are operated in partnership with physicians.

Provision for Income Taxes. Provision for income taxes increased to $7.5 million in 1997 from $4.6 million in 1996. The effective tax rate decreased to 37.4% in 1997 from 38.5% in 1996 due primarily to the effects of tax-exempt interest earned during 1997 from cash, cash equivalents and short-term investments and lower state income taxes.

Years Ended December 31, 1996 and 1995

Net Revenue. Net revenue increased 45.5% to $77.4 million in 1996 from $53.2 million in 1995. Same center net revenue increased 16.0% due to a 13.1% increase in cases combined with a 2.6% increase in net revenue per case to $1,017 from $991. Of the remaining increase in net revenue, $12.5 million resulted from centers acquired in 1996. Additionally, during 1996, the Company divested two centers which had revenues of $2.1 million.

Operating Expenses. Operating expenses increased 37.1% to $50.7 million in 1996 from $37.0 million in 1995. As a percentage of net revenues, operating expenses decreased to 65.6% in 1996 from 69.6% in 1995 as a result of continued expense efficiencies resulting from strong same-center growth and the effect of acquired centers, particularly the specialty endoscopy centers, which have operating expenses slightly below the Company's overall average.

General and Administrative Expenses. General and administrative expenses increased 52.2% to $3.6 million in 1996 from $2.4 million in 1995. The increase in total general and administrative expenses is primarily attributable to additional personnel to handle the management of the centers acquired or developed during 1996 as the total network of centers doubled from sixteen to thirty-two. As a percentage of net revenue, however, general and administrative expenses increased to 4.7% in 1996 from 4.4% in 1995.

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

Provision for Income Taxes. Provision for income taxes increased 133.0% to $4.6 million in 1996 from $2.0 million in 1995. The effective tax rate decreased to 38.5% in 1996 from 39.0% in 1995 due to the effects of non-deductible goodwill amortization.

Seasonality

The Company's business experiences some degree of seasonality because patients have some degree of discretion in scheduling elective surgery. Accordingly, surgical procedures at the Company's centers are lower in the first and third quarters. The first quarter tends to be lower due to beginning of the year deductibles while the third quarter reflects the effects of vacations taken by both patients and physicians. Although the Company's growth and development of centers may obscure the effects of seasonality in the Company's financial results, the Company's first and third quarters generally reflect lower net revenue on a same center basis when compared to the Company's second and fourth quarters. For example, for the centers owned and operated during the entire twelve months of 1997, net revenue for the first, second, third and fourth quarters was 24.3%, 25.7%, 24.4% and 25.6% as a percentage of net revenue for the year.

Year 2000 Compliance

The "Year 2000 Issue" is the result of computer programs being written using two digits rather than four to define the applicable year. Accordingly, such programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, transfer funds electronically, or engage in similar business activities. The Company has not developed any proprietary computer programs or systems which it uses which will require modification to avoid the Year 2000 Issue. However, the Company utilizes third party computer programs and software. Based on its recent assessment, management of the Company does not anticipate that any significant modification or replacement of the Company's computer programs or systems will be necessary for its computer systems to properly utilize dates beyond December 31, 1999 or that the Company will incur significant operating expenses to make any such computer system improvements. In addition, the Company continues to monitor the progress of the licensors of its computer programs and systems to ensure that such programs and systems will operate properly on and after January 1, 2000. The Company believes that most of the costs necessary to make its computer programs and systems Year 2000 compliant will be incurred in 1998 and will not have a material impact on the Company's operations or financial condition. The Company is not able to determine, however, whether any of its suppliers, lenders, or service providers will need to make any such computer program or system modifications or replacements or whether the failure to make such corrections will have an adverse effect on the Company's operations or financial conditions.

Liquidity and Capital Resources

The Company's cash flow from operations increased to $31.1 million in 1997 from $12.2 million in 1996. The Company's cash flow from operations combined with proceeds of $40.3 million from the sale of short-term investments were used primarily to finance acquisitions and developments of $39.3 million, capital expenditures of $4.3 million, purchases of short-term investments of $16.4 million, distributions to minority interests of $6.3 million and repayment of long-term debt of $2.8 million, including $1.2 million of which was early retirement of debt.

     The Company expects that its principal use of funds in the near future will be in connection with acquisition and development of centers, working capital requirements, debt repayments and purchases of property and equipment. The Company expects that cash generated from operations and available credit borrowings will be adequate to provide for the Company's cash requirements for at least the next twelve months, unless the rate of acquisitions significantly increases beyond current expectations. No assurances can be given that such proceeds, cash and borrowings will be sufficient to provide for the Company's cash requirements beyond the next twelve months. At December 31, 1997, the Company had working capital of $46.2 million including cash, cash equivalents and short-term investments of $32.6 million, as compared to working capital of $60.0 million including cash, cash equivalents and short-term investments of $51.3 million at December 31, 1996.

     The Company has a bank loan agreement which provides for revolving loans of up to $60.0 million, to be used by the Company for funding acquisition or development of surgical services and related businesses. As of December 31, 1997, $60.0 million was available under the terms of the loan agreement. Borrowings under the loan agreement mature on November 17, 2000. The loan agreement provides for payment of interest only until maturity, at which time a balloon payment of outstanding principal is due. Borrowings under the loan agreement are denominated at the Company's option as either Eurodollar Tranches (loans bearing interest at a rate 0.625% above the Eurodollar Rate) or Base Rate Tranches (loans bearing interest at the lender prime rate or Federal Funds Rate plus 0.5%, whichever is greater), subject to adjustment in certain circumstances. Additionally, the loan agreement prohibits the payment of dividends or other distributions on the Company's common stock.

                       Consolidated Statements of Income
                   (in thousands, except per share amounts)


                                                                                                  Years ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  1997       1996      1995
------------------------------------------------------------------------------------------------------------------------------------
Net revenue                                                                                     $102,632   $77,359   $53,165

Costs and expenses:
  Operating expenses                                                                              63,831    50,720    36,982
  General and administrative expenses                                                              4,755     3,599     2,365
  Depreciation and amortization expense                                                            7,126     5,835     3,581
------------------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                                     75,712    60,154    42,928
------------------------------------------------------------------------------------------------------------------------------------
        Operating income                                                                          26,920    17,205    10,237
Other (income) expenses:
  Interest expense                                                                                 1,025     2,616     4,139
  Interest income                                                                                 (1,590)     (715)     (278)
  Minority interests                                                                               7,596     3,634     1,382
  Other, net                                                                                        (215)     (323)      (86)
------------------------------------------------------------------------------------------------------------------------------------
     Total other expenses                                                                          6,816     5,212     5,157
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item                                                 20,104    11,993     5,080
Provision for income taxes                                                                         7,515     4,616     1,981
------------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                                                                  12,589     7,377     3,099
Early extinguishment of debt, net of applicable taxes                                               (138)     (463)     (253)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                      $ 12,451   $ 6,914   $ 2,846
====================================================================================================================================

Per common share:
  Basic:
     Income before extraordinary item                                                           $   0.70   $  0.53   $  0.38
     Extraordinary item                                                                            (0.01)    (0.03)    (0.03)
------------------------------------------------------------------------------------------------------------------------------------
     Net income                                                                                 $   0.69   $  0.50   $  0.35
====================================================================================================================================

  Diluted:
     Income before extraordinary item                                                           $   0.67   $  0.50   $  0.38
     Extraordinary item                                                                            (0.01)    (0.03)    (0.03)
------------------------------------------------------------------------------------------------------------------------------------
     Net income                                                                                 $   0.66   $  0.47   $  0.35
====================================================================================================================================
Weighted average number of common and common equivalent shares outstanding:
  Basic                                                                                           18,133    13,886     8,082
  Diluted                                                                                         18,834    15,204     8,186

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                          Consolidated Balance Sheets
                         (in thousands, except shares)

                                                                                                                   December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                                    $ 14,919   $  9,721
  Short-term investments                                                                                         17,700     41,614
  Accounts receivable (less allowance for uncollectible accounts
    of $4,027 and $1,723)                                                                                        19,341     13,223
  Inventories                                                                                                     3,838      2,548
  Prepaid expenses                                                                                                1,165      2,383
  Other current assets                                                                                              527        724
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 57,490     70,213
-----------------------------------------------------------------------------------------------------------------------------------
Property and equipment                                                                                           55,392     44,167
  Less accumulated depreciation and amortization                                                                (16,047)   (10,805)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 39,345     33,362
-----------------------------------------------------------------------------------------------------------------------------------
Other assets:
  Excess of purchase price over net assets acquired (less accumulated
    amortization of $3,424 and $2,045)                                                                           69,618     32,181
  Deferred income taxes                                                                                           1,080      3,074
  Other long-term assets                                                                                          2,418      3,422
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 73,116     38,677
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               $169,951   $142,252
===================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt                                                                       $  2,671   $  3,464
  Accounts payable and accrued expenses                                                                           8,653      6,781
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 11,324     10,245
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current installments:
  Long-term debt                                                                                                 10,374      6,353
  Convertible notes                                                                                                  92        637
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 10,466      6,990
-----------------------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                                                                         686        703
Minority interests                                                                                               10,680      6,645
Shareholders' equity:
  Preferred stock, $.01 par value; authorized 10,000,000 shares;                                                      -          -
    no shares issued and outstanding
  Non-voting common stock, $.01 par value; authorized 10,000,000
    shares; issued and outstanding 654,313 shares in 1996                                                             -          6
  Common stock, $.01 par value; authorized 40,000,000 shares;
    issued and outstanding 18,502,915 shares in 1997 and
    11,278,995 shares in 1996                                                                                       185        113
  Additional paid-in capital                                                                                    156,923    150,314
  Accumulated deficit                                                                                           (20,313)   (32,764)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                136,795    117,669
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               $169,951   $142,252
===================================================================================================================================

 The Notes to Consolidated Financial Statements are an integral part of these statements.

                Consolidated Statements of Shareholders' Equity
                                (in thousands)

                                                         Common Stock
                                                ------------------------------
                                                Number           Amount          Additional
                                                  of      --------------------    paid-in     Accumulated    Total
                                                shares    Voting    Non-Voting    capital       deficit      equity
----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                       9,846   $ 41,016      $ 8,232   $      -       $(42,524)    $  6,724
 Net income                                          -          -            -          -          2,846        2,846
 Stock issued, net of issuance costs                74        318            -          -              -          318
 Exercise of stock options                           7         29            -          -              -           29
 Issuance of warrants                                -          -            -          2              -            2
 1-for-3 stock exchange                         (6,618)         -            -          -              -            -
 Change in par value                                 -    (41,336)      (8,226)    49,562              -            -
 Stock issued, net of issuance costs             2,300         23            -     38,007              -       38,030
 Stock issued in connection with
   acquisitions                                     15          -            -        225              -          225
 Exercise of stock options                           1          -            -         18              -           18
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                     5,625         50            6     87,814        (39,678)      48,192
 Net income                                          -          -            -          -          6,914        6,914
 Exercise of stock options                           4          -            -         51              -           51
 3-for-2 stock dividend                          2,815         25            3        (28)             -            -
 Stock issued, net of issuance costs             2,415         24            -     54,925              -       54,949
 Stock issued upon conversion of
   convertible debt                                512          5            -      6,694              -        6,699
 Exercise of stock options                          20          -            -        185              -          185
 Exercise of warrants                              476          2            3         (5)             -            -
 Conversion of non-voting stock                      -          6           (6)         -              -            -
 Stock issued under employee stock
   ownership plan                                   66          1            -        678              -          679
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                    11,933        113            6    150,314        (32,764)     117,669
 Net income                                          -          -            -          -         12,451       12,451
 Stock issued in connection with
   acquisitions                                    123          1            -      2,951              -        2,952
 Exercise of stock options                          89          1            -        198              -          199
 Stock issuance costs                                -          -            -        (19)             -          (19)
 Stock issued under employee stock
   ownership plan                                    7          -            -         89              -           89
 Conversion of non-voting stock                      -          6           (6)         -              -            -
 Stock issued upon conversion of
   convertible debt                                 42          1            -        633              -          634
 3-for-2 stock dividend                          6,096         61            -        (61)             -            -
 Exercise of stock options                         134          1            -        835              -          836
 Stock issued upon conversion of convertible
   debt                                             47          1            -        707              -          708
 Issuance of warrants                                -          -            -        197              -          197
 Exercise of warrants                                3          -            -          -              -            -
 Income tax benefit from stock options
   exercised                                         -          -            -        511              -          511
 Stock issued in connection with
   acquisitions                                     29          -            -        568              -          568
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                    18,503   $    185      $     -   $156,923       $(20,313)    $136,795
======================================================================================================================

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                    Consolidated Statements of Cash Flows
                                (in thousands)

                                                                                                     Years ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    1997       1996       1995
------------------------------------------------------------------------------------------------------------------------------------
Operating activities:
  Net income                                                                                      $ 12,451   $  6,914   $  2,846
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization expense                                                           7,126      5,835      3,581
     Minority interests                                                                              7,596      3,634      1,382
     Deferred income taxes                                                                           2,717      1,510      1,480
     Tax benefit associated with stock options                                                         511          -          -
     Extraordinary charges                                                                             212          -        383
  Change in assets and liabilities, net of entities acquired:
     Accounts receivable                                                                              (880)    (1,840)    (1,266)
     Inventories                                                                                      (446)        (8)        17
     Prepaid expenses                                                                                1,301     (1,275)       102
     Other current assets                                                                              227        167       (142)
     Other assets                                                                                      137     (1,319)      (213)
     Accounts payable and accrued expenses                                                             368     (1,340)     1,531
     Other                                                                                            (231)       (48)      (793)
------------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                                   31,089     12,230      8,908
------------------------------------------------------------------------------------------------------------------------------------

Investing activities:
  Payments for entities acquired, net of cash acquired                                             (39,330)   (17,943)    (2,489)
  Investment in unconsolidated affiliates                                                             (600)    (1,500)         -
  Purchases of property and equipment                                                               (4,265)    (5,100)    (3,255)
  Purchases of short-term investments                                                              (16,400)   (41,614)    (8,190)
  Proceeds from sale of short-term investments                                                      40,314      8,190          -
  Proceeds from sale of property and equipment                                                         545        984         26
------------------------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                                      (19,736)   (56,983)   (13,908)
------------------------------------------------------------------------------------------------------------------------------------

Financing activities:
  Proceeds from issuance of long-term debt                                                              74          -          -
  Payments on long-term debt                                                                        (2,807)   (13,193)   (22,782)
  Proceeds from issuance of common stock, net of issuance costs                                         70     55,628     38,348
  Proceeds from issuance of warrants and exercise of options                                         1,044        236         49
  Distributions to minority interests                                                               (6,318)    (3,103)    (1,343)
  Proceeds from sale of partnership interests                                                        1,782        253        903
------------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities                                         (6,155)    39,821     15,175
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                                 5,198     (4,932)    10,175
Cash and cash equivalents, beginning of year                                                         9,721     14,653      4,478
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                            $ 14,919   $  9,721   $ 14,653
====================================================================================================================================

Non-cash transactions:
  Common stock issued in acquisitions, contingent payments and other                              $  3,520   $      -   $    225
  Long-term debt issued in acquisitions and contingent payments                                        374        240        750
  Liabilities assumed in acquisitions                                                               10,088     11,411      3,277
  Capital lease obligations                                                                             81        228        574
  Common stock issued upon conversion of convertible debt                                            1,342      6,699          -
  Issuance of warrants                                                                                 188          -          -

 The Notes to Consolidated Financial Statements are an integral part of these statements.

                  Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Description of Business--National Surgery Centers, Inc. and Subsidiaries (the "Company") acquires, develops and manages ambulatory surgery centers. Many of the Company's surgery centers are operated in partnership with physicians or other health care providers.

Principles of Consolidation--The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries and majority owned partnerships or limited liability companies. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Revenue Recognition--Net revenue consists of charges by the Company's centers at established billing rates for services which generally include all fees for operating room, recovery room, supplies and medications. Net revenue is net of provisions for contractual adjustments and doubtful accounts.

Excess of Purchase Price Over Net Assets Acquired ("Goodwill") and Long-Lived Assets--The value of goodwill acquired, including any arising from contingent payments based upon earnings and performance of the acquired business and the purchase of limited partners' ownership interest in majority owned partnerships, is generally amortized using a straight-line method over forty years. The Company believes that the life of the ambulatory surgery business and the delivery of such health care services is indeterminate and likely to exceed forty years.

  The Company periodically evaluates whether events and circumstances subsequent to acquisition have occurred that would indicate that the remaining unamortized balance of goodwill may not be fully recoverable or that the remaining useful-life may warrant revision. When external factors indicate that the carrying value of goodwill may not be recoverable, the Company performs an analysis over the remaining life of the related assets to determine if the asset is impaired. Historically, impairment of goodwill has been measured by comparing discounted future cash flows to the net carrying value. If this analysis indicated that goodwill acquired was not fully recoverable, then the Company adjusted the carrying value to the estimated recoverable value.

  In addition, the Company assesses long-lived assets for impairment under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

Common Share Data--Basic income per common share and income per common and common equivalent share assuming dilution are computed using the weighted average number of shares outstanding. On a diluted basis, both income and the weighted average number of shares outstanding are adjusted for the incremental shares attributed to outstanding options and warrants and the conversion of convertible subordinated notes, when the effect of such items are dilutive.

  Effective December 15, 1997, the Company adopted SFAS No. 128, "Earnings per Share". Accordingly, all references in these financial statements to earnings per share, diluted earnings per share and related weighted average shares have been restated to reflect adoption of SFAS No. 128. A reconciliation of the weighted average shares for basic and diluted shares outstanding is as follows:


                                                        1997     1996    1995
--------------------------------------------------------------------------------
                                                           (in thousands)
Basic weighted average shares outstanding              18,133  13,886   8,082
Dilutive options and warrants                             690     840     104
Dilutive convertible debt                                  11     478       -
--------------------------------------------------------------------------------
Diluted weighted average shares outstanding            18,834  15,204   8,186
================================================================================

Income Taxes--The Company's method of accounting for income taxes is based on an asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Property and Equipment--Property and equipment are stated at cost. Property and equipment under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the leased property.

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

Inventories--Inventories, comprised principally of medical supplies, drugs and gases, are stated at the lower of cost (first-in, first-out method) or market.

Cash Equivalents--The Company considers all investments in highly liquid investments with maturities of three months or less to be cash equivalents. Investments in cash equivalents are carried at cost which approximates market with any associated discount or premium amortized over the period to maturity.

Short-Term Investments--Short-term investments consist primarily of highly liquid debt securities or investments in pooled investment accounts. Management considers these investments to be available-for-sale and these securities are carried at cost which approximates market.

Management Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. These estimates and assumptions are based on knowledge and experience about past and current events and on assumptions about future events. Management will accrue estimated liabilities when the financial impact is probable and estimable, however, actual results could differ from these estimates.

Off-Balance Sheet Risk and Concentrations of Credit Risk--Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade receivables. The Company places its cash, cash equivalents and short-term investments with high credit quality financial institutions and instruments.

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

Recent Accounting Standards--In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130 "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS 130 in fiscal 1998.

  In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. The Company will adopt SFAS No. 131 in fiscal 1998. This statement, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the major countries in which the Company holds assets and reports revenues.

  Management believes that the adoption of these new standards will have no impact on the Company's financial position or results of operations.

Note 2--Acquisitions

During 1997, the Company acquired six surgery centers and increased its ownership in one surgery center to a majority ownership. The total cost of $42.9 million included $39.0 million in cash, $374,000 in promissory notes, and the issuance of 213,998 shares of the Company's common stock. Of the $42.9 million purchase price, $39.0 million was recorded as goodwill.

  During 1996, the Company acquired sixteen surgery centers for cash totaling $17.9 million. Of the $17.9 million purchase price, $15.7 million was recorded as goodwill.

  During August and October 1995, the Company acquired two surgery centers. The total cost of $3.2 million included $2.5 million in cash, $450,000 in a promissory note and the issuance of 22,500 shares of the Company's common stock. Of the $3.2 million purchase price, $2.6 million was recorded as goodwill.

  The acquisitions have been accounted for under the purchase method of accounting.

  The following unaudited pro forma results of operations give effect to the operations of the entities acquired in fiscal 1997, 1996 and 1995 as if the respective transactions had occurred as of the first day of the fiscal year immediately preceding the year of the transactions.

The unaudited pro forma results of operations do not purport to represent what the Company's results would have been had such transactions in fact occurred at the beginning of the years presented or to project the Company's results of operations in any future period.


                                              Years ended December 31,/a/
--------------------------------------------------------------------------------
                                              1997          1996          1995
--------------------------------------------------------------------------------
                                       (in thousands, except per share amounts)
Net revenues                                $117,027      $111,372      $73,801
Income before extraordinary item              14,293        10,069        3,684
Net income                                    14,155         9,606        3,431

Per common share:
  Basic:
     Income before extraordinary item       $   0.78      $   0.71      $  0.46
     Net income                                 0.77          0.68         0.42
  Diluted:
     Income before extraordinary item       $   0.75      $   0.66      $  0.45
     Net income                                 0.75          0.63         0.42

/a/ The above pro forma operating results include adjustments to conform the accounting policy of the acquired businesses for the amortization of certain intangible assets, interest expense, minority interests and provision for income taxes.

Note 3--Shareholders' Equity

Public Offerings--In October 1996, the Company completed a public offering of 3,623,267 shares of common stock at $16.17 per share (the "Offering"). The net proceeds of the Offering, after deducting applicable issuance costs and expenses, was $54.9 million. The net proceeds were used to repay $9.2 million of debt and capital leases, with excess funds to be used for general corporate purposes. Pro forma net income and earnings per share assuming the debt and capital leases had been paid at the beginning of the year or when the debt was acquired, if later, would not have been materially different from that reported for the year.

  In November 1995, the Company completed an initial public offering of 5,175,000 shares of common stock at $8.00 per share (the "Initial Offering"). Prior to the Initial Offering, there was no public market for the Company's common stock. The net proceeds of the Initial Offering, after deducting applicable issuance costs and expenses, were $38.0 million. The net proceeds were used to repay $20.0 million of 10.5% subordinated notes, plus accrued interest, with excess funds used for general corporate purposes.

Stock Dividends--On July 22, 1997, the Board of Directors of the Company declared a 3-for-2 stock split for all holders of record of the Company's common stock on August 15, 1997, which was effected as a stock dividend on August 29, 1997. Accordingly, all references in these financial statements to average number of shares outstanding and related prices, per share amounts, and the stock option plan and warrant data have been restated to reflect this stock dividend. On April 18, 1996, the Board of Directors of the Company declared a 3-for-2 stock split for all holders of record of the Company's common stock on May 15, 1996, which was effected as a stock dividend on May 31, 1996.

Employee Stock Purchase Plan--In November 1995, the Company implemented an employee stock purchase plan. The Company's plan provides that eligible employees may annually contribute up to 10% of their base earnings towards the purchase of the Company's common stock, up to $10,000 of common stock. The employee's purchase price is 85% of the lessor of the fair market value of the stock on the first day or the last business day of the period. No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 1,125,000. During 1997 and 1996, the Company issued 7,924 and 99,869 shares under the plan, respectively.

Stock Options--The Company maintains several stock option plans under which the Company may grant incentive stock options or non-qualified stock options to officers, key employees and non-employee directors. The plans provide for options to purchase up to 3,375,000 shares of the Company's common stock. The plans are administered by a committee of the Board of Directors which has the authority to determine the individuals or directors to whom awards will be made, the amount of the awards, and the other terms and conditions of the awards. Each option allows the individual or director to purchase one share of the Company's common stock for each option granted. All options are granted at not less than fair market value at the date of the grant and generally vest and expire according to terms established at the grant date.

  A summary of the Company's stock option activity, and related information for the years ended December 31 is as follows (options in thousands):

                                             1997                1996                 1995
                                    -------------------  -------------------  -------------------
                                              Weighted-            Weighted-            Weighted-
                                               average              average              average
                                              exercise             exercise             exercise
                                    Options     price    Options     price    Options     price
-------------------------------------------------------------------------------------------------
Outstanding - beginning of year       1,759      $12.97      942      $ 7.85      156       $6.26
Granted                                 730       22.29      876       18.23      823        8.03
Exercised                              (429)      11.26      (38)       6.37       (7)       5.67
Forfeited                              (165)      16.93      (21)      11.40      (30)       5.79
                                      -----                -----                  ---
Outstanding - end of year             1,895       16.60    1,759       12.97      942        7.83
                                      =====                =====                  ===
Exercisable at end of year              527      $13.05      273      $ 7.64       75       $6.37

Weighted-average fair value of
 options granted during the year                 $ 6.59               $ 4.55                $1.89

  The following table reflects the weighted average exercise price and weighted average contractual life of various price ranges of the 1,895,000 options outstanding as of December 31, 1997:


   Exercise      Shares   Weighted-average     Weighted-average
  price range   (000's)    exercise price   contractual life (years)
-------------------------------------------------------------------
$  5   to  $10     586        $ 8.04                2.86
  10   to   15       3         10.78                3.04
  15   to   20     847         18.62                3.65
  20   to   25     459         23.84                4.78

Pro Forma Effects of Options--The fair value for stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 5.97%, 6.35% and 5.53%; volatility factor of the expected market price of the Company's common stock of 30%, 20%, and 20%; a weighted-average expected life of the option of 3.5 years; and no dividend yield. SFAS No. 123, "Accounting for Stock Based Compensation", which establishes a fair value based method of accounting for stock-based compensation, does not require that a fair value be determined for any options granted prior to January 1, 1995.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company does not have a market tradable option and because stock options have characteristics significantly different from those of similarly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

  The Company continues to account for stock based compensation under APB No. 25, "Accounting for Stock Issued to Employees", as allowed by SFAS No. 123. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following amounts:


                                             1997          1996         1995
--------------------------------------------------------------------------------
                                        (in thousands, except per share amounts)

Net income:
  As reported:
     Income before extraordinary item      $12,589        $7,377       $3,099
     Net income                             12,451         6,914        2,846
  Pro forma:
     Income before extraordinary item      $11,088        $6,390       $3,029
     Net income                             10,950         5,927        2,776

Basic income per common share:
  As reported:
     Income before extraordinary item      $  0.70        $ 0.53       $ 0.38
     Net income                               0.69          0.50         0.35
  Pro forma:
     Income before extraordinary item      $  0.61        $ 0.46       $ 0.37
     Net income                               0.60          0.43         0.34

Diluted income per common share:
  As reported:
     Income before extraordinary item      $  0.67        $ 0.50       $ 0.38
     Net income                               0.66          0.47         0.35
  Pro forma:
     Income before extraordinary item      $  0.59        $ 0.43       $ 0.37
     Net income                               0.58          0.40         0.34

Warrants--The Company has outstanding warrants at December 31, 1997 providing for the purchase of 54,750 shares of the Company's common stock. The warrants are exercisable at an average price of $11.11 and expire through the year 2000.

Shares Reserved--The Company has reserved 3,977,818 shares of the Company's common stock for issuance in conjunction with warrants, convertible notes, stock purchase plan and stock option plans.

Note 4--Long-Term Debt and Lease Commitments

Long Term Debt--On November 17, 1997, the Company entered into a bank loan agreement which provides for revolving loans of up to $60.0 million to be used by the Company for funding acquisition or development of surgical services or related businesses. As of December 31, 1997, $60.0 million was available under the terms of the loan agreement. Borrowings under the loan agreement are secured by substantially all of the capital stock of the Company's subsidiaries and mature on November 17, 2000. The loan agreement provides for payments of interest only until maturity, at which time a balloon payment of outstanding principal is due. Borrowings under the loan agreement are denominated at the Company's option as either Eurodollar Tranches (loans bearing interest at a rate of 0.625% above a Eurodollar rate quoted by the lender) or Base Rate Tranches (loans bearing interest at the lenders prime rate or Federal Funds Rate plus 0.5%, whichever is greater), subject to adjustment based on certain financial ratios. An annual fee of 0.20% exists on the used portion of the commitment. Additionally, the loan agreement prohibits the payment of dividends or other distributions on the Company's common stock.

  In November and December, 1996, the Company prepaid certain loans and capital leases, which by their terms were not prepayable. The $4.2 million in loans had interest rates ranging from 8% to 12.8% and matured through the year 2010. The $5.0 million of capital leases had imputed interest rates ranging from 9% to 13.4% and matured through the year 2000.

  The convertible notes mature five to seven years from the date of issuance. Certain notes are redeemable at the option of the Company on or after three years from the date of issuance, or earlier under certain circumstances, at a price equal to 100% of the principal amount thereof. During 1997, the Company converted $1,342,000 of its convertible subordinated notes into 110,229 shares of common stock and redeemed $24,000 of such notes. During 1996, the Company converted $6.7 million of its convertible subordinated notes into 768,059 of common stock and redeemed $71,000 of such notes. The remaining $92,000 of outstanding notes are convertible into shares of the Company's common stock at any time prior to and including the maturity date of the note at an average conversion price of $16.67 per share.

  A 7.5% subordinated note was payable to a member of the Company's board of directors as part of the payment for the acquisition of a center previously owned by him and was repaid in full on January 2, 1997.

 Long-term debt consists of the following:


                                                                                                              December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             1997      1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (in thousands)
Revolving and term notes due 2000 (unamortized discount of $108,000 at December 31, 1996)                  $     -   $  (108)
Convertible notes, interest ranging from 7% to 9.5%, due through 2001, interest payable
 quarterly or annually                                                                                          92     1,458
7.5% subordinated note paid in 1997                                                                              -     1,200
Installment notes payable, interest ranging from 7% to 13.25%, due through 2010                              8,144     4,755
Notes payable, interest rate at 6% to 7%, due through 2001                                                   2,880     2,867
Obligations under capital leases, interest ranging from 7% to 16% due through 2002                           2,021       282
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            13,137    10,454
Less current installments                                                                                   (2,671)   (3,464)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           $10,466   $ 6,990
===================================================================================================================================

Lease Commitments--The Company leases corporate office space, operating facilities and various equipment under operating leases. The facilities in which the Company's surgical centers are located are generally leased on terms whereby all costs associated with maintaining the property are paid by the Company. The lease agreements usually have lease terms ranging from five to twenty-five years, excluding renewal option periods, and have payment increases based on scheduled or consumer price index adjustments.

  Lease expenses for operating leases aggregated $7,345,000, $6,104,000, and $4,748,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

Scheduled Long-Term Debt and Lease Payments--Future minimum lease payments under non-cancelable capital and operating leases and long-term debt payments as of December 31, 1997 are as follows:


                                                                                                 Capital   Operating  Long-term
                                                                                                  leases    leases      debt
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (in thousands)
1998                                                                                              $1,002     $ 5,098    $ 2,671
1999                                                                                                 808       5,102      2,441
2000                                                                                                 434       4,874      2,478
2001                                                                                                  71       4,795      1,332
2002                                                                                                  19       4,318        380
Thereafter                                                                                             -      12,566      3,835
-----------------------------------------------------------------------------------------------------------------------------------
Total payments                                                                                     2,334     $36,753    $13,137
                                                                                                             ======================
Less amount representing interest                                                                   (313)
-----------------------------------------------------------------------------------------------------------
Present value of minimum lease payments                                                           $2,021
===========================================================================================================

Interest Payments--Total interest paid was $1,018,000, $2,606,000, and $4,084,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

Note 5--Extraordinary Charge

During November 1997, the Company negotiated a new bank loan agreement. As a result of the cancellation of its previous credit facility, the Company recorded an extraordinary charge of $212,000 with associated tax benefits of $74,000. The extraordinary charge was due to accelerated amortization of unamortized loan and commitment costs and unamortized discount for warrants issued in connection with the credit facility.

  In 1996, as a result of prepayment of certain debt and capital leases, the Company incurred an extraordinary charge of $701,000 with associated tax benefits of $238,000. The extraordinary charge was due to prepayment penalties.

  In 1995, as a result of prepayment of $20,000,000 of subordinated debentures, the Company incurred an extraordinary charge of $383,000 with associated tax benefits of $130,000. The extraordinary charge was due to accelerated amortization of unamortized debt issuance costs and discounts.

Note 6--Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                             December 31,
------------------------------------------------------------------------------------
                                                    1997          1996        1995
------------------------------------------------------------------------------------
                                                            (in thousands)
Deferred tax assets (liabilities):
 Book over tax amortization of intangibles        $ 1,977       $ 3,127     $ 4,623
 Tax over book depreciation                        (2,976)       (2,558)     (1,749)
 Bad debt allowances                                  503           586         397
 Capital loss carryforwards                           295           802         205
 Other                                              1,281         1,117         949
------------------------------------------------------------------------------------
                                                    1,080         3,074       4,425
Deferred tax liabilities                              226           341         181
------------------------------------------------------------------------------------
Net deferred tax asset                            $   854       $ 2,733     $ 4,244
====================================================================================

Capital Loss Carryforwards--The Company has capital loss carryforwards available for income tax reporting purposes of approximately $856,000 expiring in 1999 through 2002, which upon recognition, based on current tax rates, may result in future tax benefits of approximately $295,000.

  A reconciliation of income tax expenses computed at the Federal statutory tax rate to reported income tax expense is as follows:

                                                        Years ended December 31,
------------------------------------------------------------------------------------
                                                     1997          1996        1995
------------------------------------------------------------------------------------
                                                             (in thousands)
Tax at statutory rate                                35.0%         35.0%       35.0%
Non-deductible goodwill amortization                  0.9           0.9         1.5
State income taxes, net of federal tax benefits       3.2           4.0         3.8
Tax-exempt interest                                  (1.3)         (0.9)       (1.2)
Other                                                (0.4)         (0.5)       (0.1)
------------------------------------------------------------------------------------
                                                     37.4%         38.5%       39.0%
====================================================================================

  The provision for income taxes is as follows:


                                                         Years ended December 31,
------------------------------------------------------------------------------------
                                                    1997          1996        1995
------------------------------------------------------------------------------------
                                                            (in thousands)
Current:
 State                                             $  653        $  681      $  173
 Federal                                            4,145         2,425         328
------------------------------------------------------------------------------------
                                                    4,798         3,106         501
------------------------------------------------------------------------------------
Deferred:
 State                                                321            49         215
 Federal                                            2,396         1,461       1,265
------------------------------------------------------------------------------------
                                                    2,717         1,510       1,480
------------------------------------------------------------------------------------
Tax provisions before extraordinary item            7,515         4,616       1,981
Tax benefit of extraordinary item                     (74)         (238)       (130)
------------------------------------------------------------------------------------
                                                   $7,441        $4,378      $1,851
====================================================================================

Income Taxes Paid--Total income taxes paid, net of refunds received, were $2,937,000, $4,237,000, and $211,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Note 7--Property and Equipment

Property and equipment consists of the following:

                                                               December 31,
--------------------------------------------------------------------------------
                                                            1997          1996
--------------------------------------------------------------------------------
                                                              (in thousands)
Land and land improvements                                $ 2,173       $ 2,318
Buildings                                                   8,674         4,560
Medical and surgical equipment                             29,465        23,973
Leasehold improvements                                     10,931        10,432
Furniture and fixtures                                      3,699         2,858
Construction in progress                                      450            26
--------------------------------------------------------------------------------
                                                          $55,392       $44,167
================================================================================

     Included in property and equipment is capitalized leased property and equipment which aggregated $3,053,000 and $603,000 with accumulated depreciation of $366,000 and $73,000 at December 31, 1997 and 1996, respectively.

Note 8--Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:


                                                               December 31,
--------------------------------------------------------------------------------
                                                            1997          1996
--------------------------------------------------------------------------------
                                                              (in thousands)
Accounts payable                                           $1,766        $1,837
Accrued payroll                                             3,055         1,884
Accrued rent                                                  997           810
Accrued other                                               2,835         2,250
--------------------------------------------------------------------------------
                                                           $8,653        $6,781
================================================================================

Note 9--Disclosure About Fair Value of Financial Instruments

The Company evaluates the carrying amounts of significant classes of financial instruments on the consolidated balance sheets for disclosure of fair values for which it is practicable. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

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

     The fair value of the Company's convertible notes is estimated based on the current price of the Company's common stock. The carrying value and estimated fair value of the Company's convertible notes at December 31, 1997, were $92,000 and $145,000, respectively.

Note 10--Related Party Transactions

The Company leases one of its operating facilities under a long-term non-cancelable lease arrangement from a partnership controlled by a director of the Company. In addition to the minimum annual lease payments, the lease provides for a percentage rental based on gross receipts subject to certain minimum exclusions. Lease payments to this partnership for each of the three years in the period ended December 31, 1997, 1996 and 1995 were $1,131,000, $979,000, and
$995,000, respectively. Total future minimum lease payments payable to this partnership are $2,075,000.

     One director of the Company is an officer and shareholder in a corporation which provides day-to-day management services at one of the Company's limited partnership centers. Management fees paid to this corporation were $201,000, $186,000, and $163,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Note 11--Commitments and Contingencies

Employment Agreements--The Company has entered into employment agreements with certain of its executive officers, which include provisions for salary and benefits continuation under certain circumstances.

Litigation--The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Company has malpractice and other insurance to protect against such claims or legal actions. In the opinion of management, the ultimate resolution of such matters will be adequately covered by the insurance and will not have a material adverse effect on the Company's financial position, results of operation or liquidity.

Insurance--The Company, its subsidiaries and affiliated partnership or limited liability corporations are insured with respect to medical malpractice risks on a claims-made basis. There are known claims and incidents that may result in the assertion of additional claims, as well as claims from unknown incidents that may be asserted. Management is not aware of any claims against the Company which might have a material impact on the Company's financial position.

Contingent Consideration--In connection with the acquisition of surgery center assets, the Company is contingently obligated to pay an estimated additional $23.5 million in future years, depending on the achievement of certain financial and operational objectives by the related surgery centers. Obligations related to these contingencies are reflected as increases to goodwill in the period such contingencies are resolved if conditions and facts permit capitalization.

Debt Guarantees--The Company has directly guaranteed various debt obligations for certain affiliated companies of $1,068,000 at December 31, 1997. No material loss is anticipated by reason of such guarantees.

Note 12--Quarterly Financial Information (Unaudited)
Quarterly financial information for the two years ended December 31, 1997 is summarized below:


                                                                     Quarter
-------------------------------------------------------------------------------------------
                                                        1st       2nd       3rd      4th
-------------------------------------------------------------------------------------------
                                                     (in thousands, except per share data)
1997
-------------------------------------------------------------------------------------------
Net revenue                                           $22,116   $24,246   $26,933  $29,337
Income before income taxes and extraordinary item       4,161     5,206     5,014    5,723
Income before extraordinary item                        2,611     3,267     3,134    3,577
Net income                                              2,611     3,267     3,134    3,439

Diluted income per common share:
  Income before extraordinary item                    $  0.14   $  0.17   $  0.17  $  0.19
  Extraordinary item                                      --        --        --     (0.01)
-------------------------------------------------------------------------------------------
  Net Income                                          $  0.14   $  0.17   $  0.17  $  0.18
===========================================================================================

1996
-------------------------------------------------------------------------------------------
Net revenue                                           $16,159   $19,752   $20,101  $21,347
Income before income taxes and extraordinary item       2,364     3,037     2,813    3,779
Income before extraordinary item                        1,455     1,838     1,704    2,380
Net income                                              1,455     1,838     1,704    1,917

Diluted income per common share:
  Income before extraordinary item                    $  0.11   $  0.13   $  0.12  $  0.14
  Extraordinary item                                      --        --        --     (0.03)
-------------------------------------------------------------------------------------------
  Net income                                          $  0.11   $  0.13   $  0.12  $  0.11
===========================================================================================

                        Report of Independent Auditors


The Board of Directors and Shareholders
National Surgery Centers, Inc.

We have audited the accompanying consolidated balance sheets of National Surgery Centers, Inc. and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Surgery Centers, Inc. and Subsidiaries at December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                        Ernst & Young LLP


February 6, 1998
Chicago, Illinois